Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 9, 2017, relating to the consolidated financial statements of Zomedica Pharmaceuticals Corp. and its subsidiaries (the “Company”) as at December 31, 2016 and 2015 and for the year ended December 31, 2016 and the period from May 14, 2015 to December 31, 2015 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the conditions and events that raise substantial doubt on the Company’s ability to continue as a going concern), appearing in the Registration Statement on Form S-1 for the registration of 77,704,433 shares of common shares.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

September 1, 2017

Toronto, Canada